CREDIT AGREEMENT

CREDIT AGREEMENT (this “Agreement”), dated as of _______, 2016, by and between REAVES UTILITY INCOME FUND, a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “Client”), and PERSHING LLC (“Pershing”).

WHEREAS, Pershing is an SEC-registered member of several national securities exchanges and is a clearing member of The Options Clearing Corporation (“OCC”); and

WHEREAS, Client seeks to obtain financing from Pershing, and Pershing is willing to provide such financing, on the terms and conditions provided for in this Agreement; and

WHEREAS, Client has entered into an Options Supplement with Pershing dated as of _______, 2016 (the “Options Supplement”), which is part of this Agreement; and

WHEREAS, Client intends to pledge assets held at State Street Bank and Trust Company (“Custodian”) to Pershing to secure performance of Client's obligations with respect to financing obtained from Pershing hereunder and for that purpose has executed a Special Custody and Pledge Agreement (as amended, supplemented or otherwise modified from time to time, the “Special Custody and Pledge Agreement”) with Pershing and Custodian; and

WHEREAS, Pershing is required to comply with applicable laws and regulations, including the margin regulations of the Board of Governors of the Federal Reserve System, the OCC, any relevant securities exchanges, other self-regulatory associations (the “Margin Rules”) and Pershing's internal policies; and

WHEREAS, Client and Pershing desire to establish procedures for their compliance with the Margin Rules; and

WHEREAS, Custodian acts as custodian of certain assets of Client pursuant to a contract with Client (the “Custodian Contract”) and holds such assets in an account (the “Custodial Account”) and is further prepared to act as custodian for Collateral (as defined in the Special Custody and Pledge Agreement) pursuant to the terms and conditions of the Special Custody and Pledge Agreement and holds such assets in an account pledged to Pershing (the “Special Custody Account”);

NOW THEREFORE, the parties hereto hereby agree as follows:

ARTICLE I
 FINANCING

This Agreement relates to Pershing providing financing to Client and sets forth terms and conditions under which Client may borrow funds from Pershing which shall be collateralized by assets held in a Special Custody Account held at Custodian pursuant to the Special Custody and Pledge Agreement. Capitalized terms used herein, and not otherwise defined herein, shall have the meanings assigned to such terms in the Special Custody and Pledge Agreement.

Financing. Subject to the terms and conditions set forth in this Agreement, Pershing agrees to lend to Client and Client may borrow from time to time during the term of this Agreement, such sums as are requested by Client and approved by Pershing up to the Maximum Debit (as defined herein) (after giving effect to all amounts outstanding and all amounts requested and subject to sufficient collateral to justify such sums).

Repayment of the Financing

(a)        Covered Amount Repayable upon Notice of Termination or Modification. In the absence of an Event of Default or early termination or modification pursuant to Section 3.03, 3.04 or 3.05 hereof and subject to (b) below, Client shall only be required to repay the Covered Amount (defined below) (or any portion thereof) by the expiration of the Notice Period following any Notice of Termination or Modification.

(b)        Excess over Covered Amount Repayable on Demand. Notwithstanding (a) above, the amount of the Financing Amount (defined below) in excess of the Covered Amount (if any) outstanding from day to day is due and repayable by Client on demand by Pershing (such demand to be effective immediately).

“Business Day” means any day on which the New York Stock Exchange, Inc. is open for trading and banks located in New York City are open and conducting business.

“Covered Amount” means, as of any Business Day (the “Determination Date”), an amount equal to the least of (i) the Financing Amount as of the Business Day immediately preceding the Determination Date, (ii) Client’s average Financing Amount for the thirty (30) Business Days immediately preceding the Determination Date and (iii) the Maximum Debit.

“Financing” means Client’s debit balance under this Agreement.

“Financing Amount” means, on any Business Day, the aggregate amount of the Financing provided by Pershing outstanding on such Business Day net of any credit balances (other than short sale proceeds). For the purposes of calculating the aggregate net amount of such Financing Amount, Pershing will convert any Financing and credit balances denominated in non-USD currencies into USD.

“Maximum Debit” means, the amount set forth on Schedule I hereto.

“Notice of Termination or Modification” means prior written notice by Pershing to Client of not less than 180 calendar days of Pershing’s intent to terminate or modify this Agreement.

“Notice Period” means a period of not less than 180 calendar days; provided however that if (A) 60 calendar days prior to the expiration of such 180 day period Client has (i) in writing requested an extension of such period and (ii) demonstrated to Pershing that Client has made reasonable efforts, but has been unable to obtain an alternative source of financing, and (B) Client has agreed that Pershing shall have the right to rehypothecate any Collateral or assets in the Special Custody Account subsequent to such 180 day period and 10 calendar days prior to the expiration of such 180 day period, Client has executed such documentation as Pershing may require to effectuate such rehypothecation, the Notice Period shall  be extended by an additional 30 calendar days.  If 15 calendar days prior to expiration of such extended Notice Period (210 calendar days), Client has in writing requested a second extension and Client has again demonstrated to Pershing that Client has been unable to obtain an alternative source of financing after reasonable efforts and 10 calendar days prior to the expiration of such extended Notice Period Client has executed such documentation as Pershing may require to effectuate any rehypothecation of Collateral or assets in the Special Custody Account, such Notice Period shall be extended by an additional 30 calendar days. If 15 calendar days prior to  expiration of such extended Notice Period  (240 calendar days), Client has in writing requested a third extension and Client has again demonstrated to Pershing that Client has been unable to obtain an alternative source of financing after reasonable efforts and 10 calendar days prior to the expiration of such twice extended Notice Period Client has executed such documentation as Pershing may require to effectuate any rehypothecation of Collateral or assets in the Special Custody Account, such Notice Period shall be extended by an additional 30 calendar days.  Provided that Client has satisfied the foregoing, the total maximum period the Notice Period may be extended to shall be 270 calendar days from the Notice of Termination or Modification.

1.01     Conditions Precedent. The obligation of Pershing to make a loan hereunder is subject to the satisfaction, on the date of such loan, of the following conditions precedent:

(a).	all representations and warranties of Client contained in this Agreement or the Special Custody and Pledge Agreement shall be true and correct in all material respects;

(b).	no Event of Default (as defined below) under this Agreement or Client Default under the Special Custody and Pledge Agreement shall have occurred and be continuing; and

(c).	unless otherwise agreed by the parties hereto, the debit balance shall be less than the amount specified in Appendix A hereto as the maximum margin debit.

1.02     Risk Factors.  By applying for a margin account, Client acknowledges receipt of Pershing’s Margin Risk Disclosure Statement. Client further acknowledges that it has carefully considered all of the factors set forth in this paragraph as well as the terms set forth in this Article I and has thereupon decided that the contemplated financing is appropriate for Client.

Margin transactions involve the possibility of greater loss than transactions for which Client is not borrowing money. If the value of the securities in Client’s Special Custody Account falls, Client may be required to deposit additional assets to secure Client’s loans hereunder.   Alternatively, upon the occurrence of an Event of Default in Article VI below, an early termination of this Agreement under Section 3.03 or 3.05, or the expiration of the Notice Period, Pershing may sell Client’s securities to pay down or pay off such loans and at a loss or at lower prices than under other circumstances. The foregoing shall be subject to Section 6.03. Client remains solely liable for any deficiencies arising from such sales, except to the extent such deficiencies arise out of Pershing’s or any of Pershing’s affiliates’ gross negligence, willful misconduct, or fraud.

Client agrees to carefully consider Client’s own financial condition, tolerance for risk and investment objectives, as well as market conditions, before Client decides to use margin credit. Client acknowledges that Pershing  has made available to Client certain  information  relating  to  margin and that before submitting Client’s application for a margin account, Client represents and warrants to Pershing that Client has had an opportunity to discuss with Pershing the risks associated with the use of margin and that the use of margin is consistent with Client’s investment objectives as provided to Pershing.

1.03     Special Custody Account Operation.   Client agrees to maintain Adequate Performance Assurance for Client’s Special Custody Account as agreed to herein by Pershing and Client, which may exceed that required by applicable rules and regulations. Client agrees to pay, subject to the immediately succeeding sentence, on written demand and satisfy all margin and maintenance calls and pay in accordance with Article II interest charges as agreed upon by Client and Pershing with respect to Client’s Special Custody Account.  For the purposes of this section, on written demand shall mean:  if such written demand is received by Client on or prior to 11:00 a.m. New York time on a Business Day, by the close of business on such day; if such written demand is received by Client after 11:00 a.m. New York time on a Business Day, by 10:00 a.m. on the next Business Day.

Pershing may, in its reasonable discretion, require Client (or cause the Custodian ) to deliver collateral to the Special Custody Account to (i) maintain margin as required by Pershing in accordance with Appendix A to this Agreement and (ii) secure Client’s performance of any obligations due to Pershing hereunder.

The parties acknowledge that the cash loans provided hereunder are each a “margin loan” as used in the definition of “securities contract” in the United States Bankruptcy Code (11 U.S.C. Section 741).

ARTICLE II
INTEREST CHARGES DISCLOSURE STATEMENT

2.01     Interest Rates.  Interest charged on any debit balances in cash accounts or credit extended in margin accounts shall be agreed to by the parties and set forth in Appendix A to this Agreement.

2.02     Interest Period. The interest period begins on the 20th of each month and ends on the 19th of the following month. Accordingly, the interest charges for the period as shown on Client’s monthly statement are based only on the daily net debit and credit balances for the interest period.

2.03     Method of Interest Computation. At the close of each interest period during which credit was extended to Client, an interest charge is computed by multiplying the average daily debit balance for that currency by the applicable schedule rate and by the number of days during which a debit balance was outstanding and then dividing by 360.  If there has been a change in the rate agreed upon between Pershing and Client for that currency, separate computations will be made with respect to each rate of charge for the appropriate number of days at each rate during the interest period. If not paid, the interest charge for credit extended to Client’s account at the close of the interest period is added to the opening debit balance for that currency for the next interest period.

All credit and debit balances in the same currency will be combined daily and interest will be charged on the resulting average daily net debit balances for that currency for the interest period. Credit balances in one currency will not be combined or netted with debit balances in a different currency.

ARTICLE III
MODIFICATION/TERMINATION

3.01     Except as otherwise provided herein, or as otherwise required by Applicable Law, regulation or the rules of any self-regulatory organization to which Pershing is subject applicable to margin accounts generally, except upon expiration ofthe Notice Period following any Notice of Termination or Modification, Pershing may not:

(a).	modify without Client’s explicit written consent the margin levels set forth in Appendix A attached hereto;

(b).	recall any outstanding loan under this Agreement;

(c).	modify without Client’s explicit consent the interest rate spread on loans hereunder, as set forth in Appendix A of this Agreement;

(d).	modify without Client’s explicit written consent the fees, charges or expenses in Appendix A; or

(e).	terminate or amend this Agreement.

3.02     Termination.  Unless earlier terminated in accordance with this Article III or pursuant to Article VI hereof, this Agreement shall terminate upon expiration of the Notice Period following any Notice of Termination and upon such termination, Pershing shall have the same remedies set forth in Section 6.02 hereof.

3.03     Early Termination or Modification.  Upon the occurrence of any of the following events, Pershing reserves the right to modify or terminate this Agreement after giving effect to applicable notice requirements and grace periods, if any, as noted with each event.

(a) Modification or Termination Upon Notice:

(i)
A credible allegation of fraud, misconduct, embezzlement, money laundering, insider trading, market manipulation abuse or other material illegality, or breach of regulation is made against Client, or any of its principals, executive officers or directors, that in the good   faith  and  commercially reasonable  business  judgment  of  Pershing could reasonably  be expected to present a risk of material damage to the reputation of Pershing; or

(ii)
Client suspends the calculation  of its Net Asset Value or Client or its Investment Manager notifies its investors that it has suspended or intends to suspend the calculation of the Net Asset Value of Client.

(b) Modification of Margin Requirement Upon Notice, pursuant to which Pershing may increase the Margin Requirements as set forth on Appendix A by up to an additional 100%:

(i)
Client’s Net Asset Value at the final Business Day of each calendar month has declined by 30% or more from Client’s Net Asset Value on the last Business Day of the immediately preceding calendar month;

(ii)
Client’s Net Asset Value at the final Business Day of any fiscal quarter has declined by 40% or more from Client’s Net Asset Value on the last Business Day of the immediately preceding fiscal quarter; or

(iii)	Client’s Net Asset Value at the final Business Day of any fiscal year has declined by 50% or more from Client’s Net Asset Value on the last Business Day of the immediately preceding fiscal year.

For purposes of the foregoing “Net Asset Value”, as of any date of determination, means the value of Client’s total assets (the value of the securities Client holds plus cash or other assets, including interest and dividends accrued but not yet received), less Client’s total liabilities (including dividends payable and any borrowings) divided by the total number of Client’s common shares outstanding.

(c) Modification Upon 15 Day’s Notice:

(i)
Client makes or intends to make a material change to its investment strategy, policies or guidelines or to the nature of its business from that disclosed in its prospectus in effect as of the date of this Agreement;

(ii)
W.H. Reaves & Co. (the “Investment Manager”) is replaced or subject to a Change of Control; unless Pershing has been provided with 30 days prior notice of the replacement of the Investment Manager or the Change of Control of the Investment Manager and approved such replacement or Change of Control, Pershing’s approval not to be unreasonably withheld or delayed.  For purposes of this Section, “Change of Control” shall mean a change in the composition of the board of directors or managers of Investment Manager, as a result of which fewer than a majority of the directors or managers holding such positions prior to such Change of Control remain in such positions subsequent to such Change of Control.

3.04     Modification due to Pershing Credit Event.     Notwithstanding the Notice Period, if (i) Pershing’s Net Capital requirements under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the “Exchange Act”) is reduced for any reason by 25% or more during any period of three months or less; or (ii) the credit rating of S&P or Moody’s for The Bank of New York Mellon Corporation is downgraded two (2) levels or more in any period of thirty (30) days or less or falls to or below the lowest investment grade rating of either rating agency (each, a “Pershing Credit Event”), the Notice Period will no longer be applicable and Pershing may, in its sole discretion, increase the interest rate charged on the outstanding loan to a rate not to exceed 30 day LIBOR plus 275 basis points immediately upon notice.   All other terms and conditions shall remain subject to the Modification Notice Period as set for in Section 3.01.

3.05    Termination due to Pershing Insolvency. If Pershing becomes bankrupt, insolvent or subject to any voluntary or involuntary bankruptcy, reorganization, insolvency, receivership or similar proceeding, the Notice Period will no longer be applicable and Pershing may terminate this Agreement immediately upon notice.

ARTICLE IV
 REPRESENTATIONS AND WARRANTIES

Client represents and warrants that:

4.01     Existence and Power.  Client is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. The Client is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business, assets, and properties requires such qualification, except where failure to be so qualified or in good standing would not be reasonably expected to have a Material Adverse Effect.

4.02     Authorization; Execution and Delivery, Etc. The execution and delivery by Client of, and the performance by Client of its obligations under this Agreement and the Special Custody and Pledge Agreement are within its corporate powers, and have been duly authorized by all requisite corporate action by Client.  This Agreement and the Special Custody and Pledge Agreement have been duly executed and delivered by Client, and constitute the legal, valid and binding obligations of Client enforceable against Client in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law) and an implied covenant of good faith and fair dealing.

4.03     Noncontravention. Neither the execution and delivery by Client of this Agreement, the Special Custody and Pledge Agreement nor the consummation of the transactions herein or therein contemplated, nor compliance with the terms, conditions and provisions hereof or thereof by Client will (a) conflict with, or result in a breach of, any of its charter documents or (b) conflict with (i) any Applicable Law, (ii) any contractual restriction binding on or affecting Client or any of its assets, or (iii) any order, writ, judgment, award, injunction or decree binding on or affecting Client or any of its assets, in each case except where such conflict or breach would not reasonably be expected to have a Material Adverse Effect. For the purposes of this Agreement, “Applicable Laws” means, with respect to any person, all laws, rules, regulations or orders of any governmental authority to which such person is subject or by which such person’s property is bound. For the purposes of this Agreement, “Material Adverse Effect” means a material adverse effect on (x) the business, financial condition, operations, assets or properties of the Borrower or (y) the validity or enforceability of this Agreement or the Special Custody and Pledge Agreement or the rights and remedies of Pershing hereunder or thereunder.

4.04     Suitability. Client is an Institutional Account as defined in FINRA Rule 4512(c) and is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and shall exercise such independent judgment in connection with the purchase or sale of any security or when engaging in any investment or financing strategy.

4.05     Governmental Authorizations. Client has obtained all necessary governmental authorizations, and made all governmental filings necessary for the execution and delivery by Client of, and the performance by Client of its Obligations under, this Agreement and the Special Custody and Pledge Agreement, except where the failure would not reasonably be expected to have a Material Adverse Effect.

4.06     Regulations T, U and X. The execution, delivery and performance by Client of this Agreement and the Special Custody and Pledge Agreement and the transactions contemplated hereunder and thereunder will not violate any provision of Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System.

4.07     Sections 17 and 18 of the Investment Company Act of 1940. The execution, delivery and performance by Client of this Agreement and the Special Custody and Pledge Agreement and the transactions contemplated hereunder and thereunder will not violate any provision of Sections 17 and 18 of the Investment Company Act of 1940 or the rules promulgated thereunder.

4.08     Financial Information. The statement of assets and liabilities of Client, as of October 31, 2015 and any subsequent fiscal year end, and the related Statement of Operations on such date, reported on by Deloitte & Touche LLP and set forth in the financial statements dated October 31, 2015 and any subsequent fiscal year end, together with the notes and schedules thereto, presents fairly, in all material respects, in conformity with generally accepted accounting principles, the financial position of Client as of such date.

4.09     Litigation. There is no action, suit, proceeding or investigation of any kind pending against, or to the knowledge of Client, threatened against or affecting, Client before any court or arbitrator or any Authority which would reasonably be expected to have a Material Adverse Effect.

4.10     Taxes.  The Client has timely filed, or caused to be filed, all material United States federal income tax returns and all other material tax returns which are required to be filed by it, if any, and has paid, or made adequate provision for the payment of, all taxes due pursuant to such returns, if any, or pursuant to any assessment received by the Client, except for any taxes or assessments which are being contested in good faith or for which non-payment would not reasonably be expected to have a Material Adverse Effect.

4.11     Compliance.  Client is in compliance with all Applicable Laws except where the necessity of compliance therewith is being contested in good faith or exemptive relief has been obtained therefrom and remains in effect or where noncompliance therewith would not be reasonably expected to have a Material Adverse Effect. Client is in compliance with all agreements and instruments to which it is a party or to which any of its properties may be bound, in each case where the violation thereof would be reasonably expected to have a Material Adverse Effect.

4.12     Full Disclosure. All information heretofore furnished by Client to the Pershing for purposes of or in connection with this Agreement or the Special Custody and Pledge Agreement or any transaction contemplated hereby or thereby is true and accurate in all material respects on the date as of which such information is stated or certified, and such information does not contain, when taken as a whole, on such date, any material misrepresentation or any omission to state therein, in light of the circumstances in which they were made, matters necessary to make the statements made therein not misleading in any material respect.

4.13     Title to Assets.  Client has good and marketable title to all its material properties, assets and rights, except where failure to have such title would not reasonably be expected to have a Material Adverse Effect.

ARTICLE V
COVENANTS

Client agrees that, so long as the Pershing provides financing hereunder or any amount payable hereunder remains unpaid:

5.01     Information.  Client will deliver to Pershing any financial statements or financial information available to Client which has been reasonably requested in writing by Pershing (unless any such financial statements  or financial information  is publicly  available), within five (5) Business Days following Client’s receipt of a request therefor from Pershing.

5.02     Payment of Obligations.   Client will pay, at or before maturity, all of Client’s material obligations, including, without limitation, tax liabilities, except where the same may be contested in good faith or for which non-payment would not reasonably be expected to have a Material Adverse Effect.

5.03     Maintenance of Insurance. Client will maintain with financially sound and reputable insurance companies, policies with respect to its assets and property and business against at least such risks and contingencies as are customary in the reasonable opinion of Client or Investment Manager in the case of registered closed-end investment companies.

5.04     Conduct of Business and Maintenance of Existence. Client will preserve and keep in full force and effect its existence as a statutory trust, except as permitted by Section 5.08.  Client will preserve, renew and keep in full force and effect its rights, privileges and franchises necessary in the normal conduct of its business except where failure to do so would not be reasonably expected to have a Material Adverse Effect.

5.05     Compliance with Laws. Client will comply in all material respects with all Applicable Laws and requirements of any regulatory or governmental authority having jurisdiction over Client except where the necessity of compliance therewith is contested in good faith or exemptive relief has been obtained therefrom and remains in effect or where noncompliance therewith would not reasonably be expected to have a Material Adverse Effect. Client will file all material federal and other material tax returns required by all relevant jurisdictions on or before the due dates for such returns, and will pay all taxes due pursuant to such returns as and when they become due, except those that are being contested in good faith by the Client or for which non-payment would not reasonably be expected to have a Material Adverse Effect.

5.06  Books and Records.  Client will keep proper books of record and account as required under Applicable Law.

5.07  Liens.  The Client will not create, assume, incur or suffer to exist any lien on any of the Collateral except liens of Pershing created or permitted by or pursuant to this Agreement or the Special Custody and Pledge Agreement. For the avoidance of doubt, Client may issue notes or preferred shares, or enter into one or more additional credit facilities with third parties, and, where applicable, pledge Client’s assets in connection with such transactions, provided that no such pledge shall exist with respect to any of the Collateral during the term of this Agreement.

5.08  Consolidations, Mergers and Sales of Assets.  Client will not consolidate or merge with or into any other entity, nor will Client sell, lease or otherwise transfer, directly or indirectly, all or any substantial part of its assets to any other entity (in each case, whether in one transaction or a series of related transactions), except (a) a merger or consolidation where Client is the survivor and (b) Client may dispose of its assets in the ordinary course of business.

5.09  Use of Proceeds.  Proceeds of the financing provided hereunder may be used to buy, carry, maintain or trade in securities or an investment contract security.

5.10  Collateral.  Client will at all times place and maintain the Collateral in the custody of the Custodian subject to the provisions of the Special Custody and Pledge Agreement.

ARTICLE VI
DEFAULT

6.01  If any one or more of the following events (each, an “Event of Default”) shall occur:

(a).
Client fails to meet and pay any margin call when due provided, however, if Client’s failure to pay any amount on demand, as required by this Agreement,  shall not be an Event of Default if Client has notified Pershing that such failure is due to a ministerial or operational error and Client had made a good faith, verifiable effort to transmit payment, as reasonably demonstrated to Pershing and such payment or delivery is made by the end of the first Business Day following the day such payment or delivery was initially due; or

(b).
Client fails to deliver any financial statements or financial information reasonably available to the Client which has been reasonably requested in writing by Pershing and (unless any such financial statements or financial information is publicly available) such failure shall continue unremedied for a period of five (5) Business Days after Client’s receipt of notice thereof from Pershing; or

(c).
Client fails to observe or perform under any other covenant or agreement with Pershing and to the extent such failure is capable of being cured, continues for one (1) Business Day following the date of such failure; or

(d).	Client becomes bankrupt, insolvent or subject to any voluntary or involuntary bankruptcy, reorganization, insolvency or similar proceeding; or

(e).
Any representation, warranty, certification or statement made (or deemed made) by Client in this Agreement or the Special Custody and Pledge Agreement or in any certificate, financial statement or other document delivered pursuant to this Agreement or the Special Custody and Pledge Agreement shall prove to have been incorrect in any material respect when made (or deemed made) and in Pershing’s commercially reasonable judgement has a material adverse effect on Pershing; or

(f).	Pershing’s security interest under the Special Custody and Pledge Agreement is not or ceases to be a first-priority perfected security interest in the Collateral;

then, and in every such event, regardless of whether or not the Event of Default is continuing, Pershing may by written notice to Client (i) terminate this Agreement and (ii) declare the loans hereunder (together with accrued and unpaid interest thereon) to be immediately due and payable. The foregoing shall be subject to Section 6.03.

6.02  Remedies.  Upon the occurrence of an Event of Default, an early termination of this Agreement or expiration of the Notice Period, Pershing may, upon written notice to Client, and at such times and places as Pershing may reasonably determine, cancel, terminate, accelerate, liquidate and/or close-out any or all transactions and agreements hereunder between Client and Pershing, sell or otherwise transfer any securities or other property which Pershing may hold for Client or which has been pledged to Pershing by Client and apply the proceeds to the discharge of Client’s obligations, set-off, net and recoup any obligations to Client against any obligations to Pershing, exercise all rights and remedies of a secured creditor in respect of all collateral in which Pershing has a security interest under the Uniform Commercial Code (the “UCC”) (whether or not the UCC is otherwise applicable in the relevant jurisdiction), cover any open positions of Client (by buying in or borrowing securities or otherwise) and take such other actions as Pershing reasonably deems appropriate. Client shall remain liable for any deficiency, except to the extent such deficiency arises out of Pershing’s or any affiliate of Pershing’s gross negligence, willful misconduct, or fraud,  and shall promptly reimburse Pershing for any loss or expense incurred thereby, including losses sustained by reason of an inability to borrow any securities or other property sold for Client’s Account. Client agrees to promptly notify Pershing upon the occurrence of an authorized officer of Client gaining actual knowledge of an Event of Default, but the failure to provide such notice shall not prejudice Pershing's right to determine that an Event of Default has occurred.

6.03.  Waiver.  Notwithstanding any other provision hereunder, if in respect of any Event of Default or the occurrence of any event under Section 3.03 or 3.04, or events that could ripen into an Event of Default or event under Section 3.03 or 3.04, Pershing receives written notice from Client requesting a waiver of such Event of Default or event under Section 3.03 or 3.04 and Pershing has not exercised any right or remedy in respect thereof within thirty (30) Business Days following receipt of such notice, then such Event of Default or event under Section 3.03 or 3.04  shall be deemed waived.

ARTICLE VII
MISCELLANEOUS

7.01  No Advice.  Pershing makes no recommendations to purchase or sell any security or engage in any investment strategy, including the use of margin, and does not provide legal, tax, credit or accounting advice.

7.02  Conflicts with Other Agreements. In the event of a conflict between any provision of this Agreement and the Special Custody and Pledge Agreement between the parties, this Agreement shall prevail.

7.03  Confidential Information. “Confidential Information” of a party shall mean all data and information submitted to the other party or obtained by the other party in connection with the transactions contemplated hereby, including information relating to a party’s customers (which includes, without  limitation, Non-Public Personal Information as that term is defined in Securities and Exchange Commission Regulation S-P), technology, operations, facilities, consumer markets, products, capacities, systems, procedures, security practices, research, development, business affairs, ideas, concepts, innovations, inventions, designs, business methodologies, improvements, trade secrets, copyrightable subject matter and other proprietary information.

All Confidential Information relating to a party shall be held in confidence by the other party to the same extent and in at least the same manner as such party protects its own confidential or proprietary information.  Neither party shall disclose, publish, release, transfer or otherwise make available Confidential Information of the other party in any form to, or for the use or benefit of, any person or entity without the other party’s prior written consent.  Each party shall, however, be permitted to disclose relevant aspects of the other party’s Confidential Information to its officers, agents, parents, affiliates, subcontractors and employees to the extent such disclosure is reasonably necessary for the performance of its duties and obligations under this Agreement, in compliance with its internal policies and such disclosure is not prohibited by Gramm-Leach-Bliley Act of 1999 (“GLBA”), which amends the Exchange Act, as it may be amended from time to time, the regulations promulgated by the Securities and Exchange Commission thereunder or other Applicable Law; provided, however, that such party shall take all reasonable measures to ensure that Confidential Information of the other party is not disclosed or duplicated in contravention of the provisions of this Agreement by such officers, agents, subcontractors and employees.  The obligations in this Section shall not restrict any disclosure by either party pursuant to any Applicable Law, or by order of any court, government agency or self-regulatory organization having jurisdiction (provided that the disclosing party shall give prompt written notice to the non-disclosing party of such order) and shall not apply with respect to information which (i) is developed by the other party without violating the disclosing party’s proprietary rights; (ii) is or becomes publicly known (other than through unauthorized disclosure); (iii) is disclosed by the owner of such information to a third party free of any obligation of confidentiality; (iv) is already known by such party without an obligation of confidentiality other than pursuant to this Agreement or any confidentiality agreements entered into between the parties before the effective date of this Agreement; or (v) is rightfully received by a party free of any obligation of confidentiality.  If the GLBA, the regulations promulgated by the Securities and Exchange Commission thereunder or other Applicable Law now or hereafter in effect imposes a higher standard of confidentiality to the Confidential Information, such standard shall prevail over the provisions of this Section.

Client acknowledges that the services Pershing provides hereunder involve Client access to proprietary technology, trading and other systems, and that techniques, algorithms and processes contained in such systems constitute trade secrets and shall be safeguarded by Client, and that Client shall exercise reasonable care to protect Pershing’s interest in such trade secrets. Client agrees to make the proprietary nature of such systems known to those of its consultants, staff, agents or clients who may reasonably be expected to come into contact with such systems. Client agrees that any breach of this confidentiality provision may result in its being liable for damages as provided by Applicable Law.

This section shall survive the termination of this Agreement.

7.04  Governing Law.  This Agreement is governed by and construed in accordance with the laws of the State of New York.  Any dispute arising out of or relating to this Agreement shall be subject to the Arbitration as specified below.

7.05  Limitation of Liability.  No party shall have any liability for any special, indirect, consequential or punitive damages relating to or arising from  any system or inputting errors that results in an incorrect determination of margin requirements hereunder other than to correct such error as soon as reasonably practicable; provided that the foregoing limitation of liability shall not apply in the case of such party’s  gross negligence, bad faith, willful misconduct, or fraud.  For the avoidance of doubt, correcting such error includes refunding to Client any excess margin interest charged prior to such correction.

7.06  Amendments; Waivers.  Any provision of this Agreement or the Special Custody and Pledge Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by Client and Pershing.

7.07  Counterparts.  This Agreement may be executed in facsimile counterparts, each of which will be deemed an original instrument and all of which together will constitute one and the same agreement.

7.08  Use of Name. Client and Pershing agree not to use the other party’s name for any purpose without the other party’s prior written consent, including, but not limited to, in any advertisement, publication or offering material; provided, however, that Pershing consents to Client’s stating in its offering documents that Pershing is providing financing so long as such statement is factually accurate at the time the statement is made and it is made clear in such disclosure that Pershing has no responsibility for the preparation and accuracy of such offering documents.

7.09  Notices.  Both Client and Pershing hereby consent to receiving all notices, communications and other information from each other electronically. This information may be provided via an online posting on Pershing’s proprietary platform, website, e-mail, file transfer protocol, CD-ROM or otherwise as agreed by the parties. Furthermore, Client authorizes Pershing to deliver or to have Pershing deliver information to Client by sending Client a notice that directs Client to a website that contains the information and from which it can be read and printed. Client agrees that the sending of the notice by Pershing or by Pershing through a third party will constitute good and effective delivery of the information to Client , regardless of whether Client actually accesses the website containing the information.  In addition, written communications and notices hereunder may be sent by electronic mail, facsimile transmission, regular mail, overnight delivery, or hand delivered as required herein or by any other means agreed to by the parties only upon delivery, in any such case addressed:

(a)	if to Client, to:

With a copy to:

(b)	if to Pershing, to:

For financial information Client shall provide and additional copy to:

Attention:
Fax Number:
Email:

Each such notice, request, consent or other communication shall be effective (a) if given by facsimile, transmission, when such facsimile is transmitted to the facsimile number specified in this Section and the appropriate confirmation is received, (b) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (c) if given by overnight delivery, hand delivery, electronic mail or any other means, when delivered at the address specified in this Section.  For the avoidance of doubt, e-mail notice and facsimile transmission (for example, notice of a margin call) is effective upon transmission to the relevant address above.  In the event of the failure of these communications, actual telephone notice shall suffice.

(a) 7.10        Arbitration. This Agreement contains a predispute arbitration clause. By signing an arbitration agreement, the parties agree as follows:

(a)          All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

(b)          Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

(c)          The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

(d)          The arbitrators do not have to explain the reason(s) for their award.

(e)          The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry, unless Client is a member of the organization sponsoring the arbitration facility, in which case all arbitrators may be affiliated with the securities industry.

(f)          The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

(g)          The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this Agreement.

any controversy between Pershing (and any of Pershing’s affiliates also involved in such controversy) or any of its or their partners, officers, managing directors, directors or employees on the one hand, and Client or Client’s agents on the other hand, arising out of or relating to this Agreement, the transactions contemplated hereby or the accounts established hereunder, shall be settled by arbitration. The arbitration will be conducted before The Financial Industry Regulatory Authority Dispute Resolution (“FINRA-DR”).  If FINRA-DR should decline to hear the matter, before the American Arbitration Association, in accordance with their arbitration rules then in force. The award of the arbitrator shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction.

No person shall bring a putative or certified class action to arbitration nor seek to enforce any pro-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; (ii) the class is decertified; or (iii) Client is excluded from the class by the court.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

REAVES UTILITY INCOME FUND

By:
Name:
Title:

PERSHING LLC

By:
Name:
Title: